UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

NUSCALE POWER Corp
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons Spring Valley Acquisition Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,062,264
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,062,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Includes (i) 5,394,933 shares of Class A Common Stock (“Class A Shares”) and (ii) 1,667,331 Class A Shares issuable upon the exercise of 1,667,331 warrants (“Warrants”), which are redeemable for Class A Shares on a one-to-one basis at the option of the holder.

(2) Calculated based on (i) 51,871,216 Class A Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, (ii) 173,914,373 shares of Class B Common Stock (“Class B Shares”) outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (iii) 1,667,331 Class A Shares in respect of 1,667,331 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons SV Acquisition Sponsor Sub, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,062,264
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,062,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Includes (i) 5,394,933 Class A Shares and (ii) 1,667,331 Class A Shares issuable upon the exercise of 1,667,331 Warrants.

(2) Calculated based on (i) 51,871,216 Class A Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, (ii) 173,914,373 Class B Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (iii) 1,667,331 Class A Shares in respect of 1,667,331 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons William Quinn
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,062,264
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,062,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 5,394,933 Class A Shares and (ii) 1,667,331 Class A Shares issuable upon the exercise of 1,667,331 Warrants.

(2) Calculated based on (i) 51,871,216 Class A Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, (ii) 173,914,373 Class B Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (iii) 1,667,331 Class A Shares in respect of 1,667,331 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons Pearl Energy Investments II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Number of Shares Beneficially Owned By Each Reporting Person With
	6.	Shared Voting Power 7,062,264
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,062,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Includes (i) 5,394,933 Class A Shares and (ii) 1,667,331 Class A Shares issuable upon the exercise of 1,667,331 Warrants.

(2) Calculated based on (i) 51,871,216 Class A Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, (ii) 173,914,373 Class B Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (iii) 1,667,331 Class A Shares in respect of 1,667,331 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 6 of 11 Pages

1.	Names of Reporting Persons Pearl Energy Investment II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,062,264
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,062,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Includes (i) 5,394,933 Class A Shares and (ii) 1,667,331 Class A Shares issuable upon the exercise of 1,667,331 Warrants.

(2) Calculated based on (i) 51,871,216 Class A Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, (ii) 173,914,373 Class B Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (iii) 1,667,331 Class A Shares in respect of 1,667,331 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 7 of 11 Pages

1.	Names of Reporting Persons Pearl Energy Investment II UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,062,264
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,062,264
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,062,264 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Includes (i) 5,394,933 Class A Shares and (ii) 1,667,331 Class A Shares issuable upon the exercise of 1,667,331 Warrants.

(2) Calculated based on (i) 51,871,216 Class A Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, (ii) 173,914,373 Class B Shares outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (iii) 1,667,331 Class A Shares in respect of 1,667,331 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer:

NUSCALE POWER Corp (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6650 SW Redwood Ln, Suite 210 Portland, Oregon 97224

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Spring Valley Acquisition Sponsor, LLC (the “Sponsor”)
2. SV Acquisition Sponsor Sub, LLC (the “Holdco”)
3. William Quinn
4. Pearl Energy Investments II, L.P. (“Pearl II”)
5. Pearl Energy Investment II GP, L.P. (“Pearl GP”)
6. Pearl Energy Investment II UGP, LLC (“Pearl UGP”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is as follows: 2100 McKinney Ave, Suite 1675 Dallas, TX 75201

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

67079K100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)            Amount beneficially owned:

See response to Item 9 on each cover page.

(b)            Percent of Class:

See response to Item 11 on each cover page.

(c)            Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

CUSIP No.	13G	Page 9 of 11 Pages

(ii)           Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by Holdco, which is controlled by the Sponsor. The Sponsor is controlled by Pearl II. Pearl II is controlled by its general partner, Pearl GP, and Pearl GP is controlled by its general partner, Pearl UGP, which is controlled by Mr. William Quinn. As such, each of the Reporting Persons may be deemed to beneficially own the reported securities. Notwithstanding the foregoing, this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class A Shares and Class B Shares that are not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 13.19% of the outstanding Class A Shares. Notwithstanding the foregoing, because the Class B Shares vote together with the Class A Shares, the reported 3.1% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2023

Spring Valley Acquisition Sponsor, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

SV Acquisition Sponsor Sub, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

William Quinn

By:	/s/ William Quinn

Pearl Energy Investments II, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investments II GP, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investments II UGP, LLC

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Member

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022, incorporated by reference to the Reporting Person’s 13G, as filed on February 14, 2022.